Mail Stop 6010

September 14, 2007

VIA U.S. MAIL AND FAX (763) 493-6358

Mr. Darrel B. Lee
Chief Financial Officer
Mocon, Inc.
7500 Boone Avenue North
Minneapolis, Minnesota 55428

> **Re:** **Mocon, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 30, 2007**
> **Form 10-Q for the quarter ended June 30, 2007**
> **Filed March 30, 2007**
> **File No. 000-09273**

Dear Mr. Lee:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended June 30, 2007

Consolidated Statements of Income, page 2

1.   We see that you have recorded gains on sales of fixed assets and the gain on the sale of Lab Connections as a part of "other income", which is non-operating income. Please reclassify these within operating activities in future filings, or tell us in detail why classification as a non-operating activity is appropriate. Your explanation should include a discussion of the nature and material components that comprise each amount and why these charges do not relate to your operating activities. See paragraph 45 of SFAS 144.

Consolidated Statement of Cash Flows, page 3

2.   It appears that your presentation of cash flows related to discontinued operations is inconsistent with SFAS 95 because your use of the indirect method of determining cash flows from operating activities adjusts net income from continuing operations rather than net income as required by SFAS 95, paragraph 28. Please revise future filings as necessary or tell us why your presentation complies with GAAP.

Note 1. Consolidated Financial Statements, page 4

Prior Period Revisions, page 5

3.   We note your disclosure that you reclassified amounts related to earn-out payments that were previously reported as components of cash flow from operations to cash flow from investing activity. We also note that you adjusted the goodwill by earn-out payments of $454,718 in fiscal year 2006 and recorded this as cash flow from investing activities. Please clarify and include a discussion as to how these corrections had no effect on your related balance sheets. Also, tell us in detail why the current classification as investing is appropriate. Your explanation should include a discussion of why these charges do not relate to your operating activities. Include a discussion of how you concluded the restatement of prior year financial statements was not necessary. Cite any authoritative literature upon which you relied.

Note 9. Stock-Based Compensation, page 9

4.   There does not appear to be any basis or context in GAAP for computing the per share effects of a form of compensation after the year of adoption of SFAS 123(R). Accordingly, in future filings, please remove share-based compensation effects on earnings per share from the financial statements or tell us why such presentation is appropriate.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3554 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Branch Chief